Exhibit 11

WADDELL & REED FINANCIAL, INC.

COMPUTATION OF EARNINGS PER SHARE

	2009	2008	2007
	(in thousands except for per share data)

Net income	$105,505	$96,163	$125,497

Basic weighted average shares outstanding	85,484	85,761	83,975

Diluted weighted average shares outstanding	85,544	86,113	84,699

Basic net income per share	$1.23	$1.12	$1.49

Diluted net income per share	$1.23	$1.12	$1.48